Aerial Resupply, LLC (the "Company") a Virginia Limited Liability Company

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2025 & 2024

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Aerial Resupply, LLC

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2025 & 2024 and the related statements of operations, statement of changes in member's equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
April 20, 2026
Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2025	**2024**
ASSETS		
Current Assets		
Cash and Cash Equivalents	18,515	58,449
Accounts Receivable	3,594	11,413
Inventory	20,039	5,000
Total Current Assets	42,148	74,862
Non-current Assets		
Machinery & Equipment, net of Accumulated Depreciation	19,013	27,478
Right of Use Asset	32,795	70,780
Total Non-Current Assets	51,808	98,258
TOTAL ASSETS	93,956	173,120
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	55,226	36,706
Notes Payable - Current Portion	40,635	18,194
Revenue Sharing Payable - Short Term Portion	22,635	9,571
Operating Lease Liability - Short Term Portion	37,882	39,209
Other Liabilities	1,414	735
Total Current Liabilities	157,792	104,415
Long-term Liabilities		
Notes Payable - Long Term Portion	3,983	44,617
Revenue Sharing Payable - Long Term Portion	256,794	279,429
Operating Lease Liability - Long Term Portion	-	37,882
Total Long-Term Liabilities	260,777	361,928
TOTAL LIABILITIES	418,569	466,343
Commitments & Contingencies (Note 4)		
EQUITY		
Members Equity	(324,612)	(293,223)
Total Equity	(324,612)	(293,223)
TOTAL LIABILITIES AND EQUITY	93,956	173,120

Statement of Operations

	Year Ended December 31,	
	2025	**2024**
Revenue	452,696	329,276
Cost of Revenue	213,811	216,820
Gross Profit	238,885	112,457
Operating Expenses		
Advertising and Marketing	21,072	78,312
General and Administrative	144,924	176,391
Rent and Lease	50,418	51,219
Depreciation	8,607	8,607
Total Operating Expenses	225,021	314,529
Operating Income (loss)	13,864	(202,072)
Other Income		
Other	871	4
Total Other Income	871	4
Other Expense		
Interest Expense	11,270	9,401
Total Other Expense	11,270	9,401
Earnings Before Income Taxes	3,466	(211,469)
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	3,466	(211,469)

Statement of Cash Flows

	Year Ended December 31,	
	2025	**2024**
OPERATING ACTIVITIES		
Net Income (Loss)	3,466	(211,469)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	8,607	8,607
Accounts Payable and Accrued Expenses	17,974	34,231
Accounts Receivable	7,819	5,866
Inventory	(15,039)	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	19,361	48,704
Net Cash provided by (used in) Operating Activities	22,826	(162,765)
INVESTING ACTIVITIES		
Machinery & Equipment	(142)	(8,999)
Net Cash provided by (used by) Investing Activities	(142)	(8,999)
FINANCING ACTIVITIES		
Proceeds from/(Repayment of) Notes Payable	(18,193)	(13,837)
Proceeds from/(Repayment of) Revenue Sharing Payable	(9,571)	67,886
Members Distributions	(34,855)	(24,008)
Net Cash provided by (used in) Financing Activities	(62,619)	30,041
Cash at the beginning of period	58,449	200,172
Net Cash increase (decrease) for period	(39,934)	(141,722)
Cash at end of period	18,515	58,449

Statement of Changes in Member Equity

	Member Capital		
	$ Amount	Accumulated Deficit	Total Member Equity
Beginning Balance at 1/1/2024	(2,550)	(55,196)	(57,746)
Capital Distributions	(24,008)	-	(24,008)
Net Income (Loss)	-	(211,469)	(211,469)
Ending Balance 12/31/2024	(26,558)	(266,665)	(293,223)
Capital Distributions	(34,855)	-	(34,855)
Net Income (Loss)	-	3,466	3,466
Ending Balance 12/31/2025	(61,413)	(263,199)	(324,612)

Aerial Resupply, LLC
Notes to the Unaudited Financial Statements
December 31st, 2025
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Aerial Resupply, LLC ("the Company") was formed in Virginia on July 10th, 2021. The Company plans to earn revenue through consumer goods products sold through various e-commerce platforms and distribution channels. The Company's headquarters is in Charlottesville, Virginia. The Company's customers will be located in the United States.

The Company will conduct a crowdfunding campaign under regulation CF in 2026 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment. net of estimated returns. The Company establishes a liability for expected returns and records an asset for its right to recover products on settling the refund liability.

For the years ended December 31, 2025 and 2024, approximately 84% and 71%, respectively, of the Company's revenue was generated through direct-to-consumer sales conducted via a single e-commerce platform. Accordingly, the Company is dependent on this platform for a significant portion of its revenue.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2025.

A summary of the Company's property and equipment is below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/25
Machinery & Equipment	5	43,033	(24,020)	-	19,013
Grand Total	**-**	**43,033**	**(24,020)**	**-**	**19,013**

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consists of finished goods, packaging, and raw coffee and is stated at the lower of cost and net realizable value, with cost determined using the FIFO (first-in, first-out) method. Cost includes amounts incurred to acquire inventory and bring it to its present location and condition.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company did not have any equity-based compensation as of December 31st, 2025.

Income Taxes

The Company is a pass-through entity therefore any income tax expense or benefit is the responsibility of the company's owners. As such, no provision for income tax is recognized on the Statement of Operations.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company entered into a commercial lease agreement with a commencement date of November 1, 2023. The lease term is three years and is scheduled to expire on October 31, 2026.

FASB ASC 842 Footnote

	Year Ended
Lease expense	**31-Dec-25**
Operating lease expense	39,952
Total	39,952

Other Information

Cash paid for amounts included in the measurement of lease liabilities

Operating cash flows from operating leases	41,176
ROU assets obtained in exchange for new operating lease liabilities	-
Weighted-average remaining lease term in years for operating leases	0.83
Weighted-average discount rate for operating leases	3.5%

Maturity Analysis	**Operating**
2025-12	38,380
2026-12	-
2027-12	-
2028-12	-
2029-12	-
Thereafter	-
Total undiscounted cash flows	38,380
Less: present value discount	(498)
Total lease liabilities	37,882

NOTE 5 – LIABILITIES AND DEBT

Notes Payable

In October 2023, the Company entered into an equipment finance agreement with Pawnee Leasing Corporation for the purchase of a 10kg coffee roaster with an equipment cost of $29,900. The implied annual interest rate is approximately 19%. The agreement has a 60-month term with monthly payments of $734, maturing October 2028, and is secured by the financed equipment. The outstanding balance was $14,750 and $23,563 as of December 31, 2025 and December 31, 2024, respectively.

In July 2023, the Company entered into a term loan agreement with Community Investment Collaborative ("CIC"), a Virginia non-stock corporation, in the original principal amount of $50,000. The loan bears interest at a rate of 7.75% per annum with monthly principal and interest payments of $1,008. The loan matures on September 1, 2028 and is secured by the general business assets of the Company, including equipment and inventory. The outstanding principal balance was $29,867 and $39,248 as of December 31, 2025 and December 31, 2024, respectively.

Revenue Sharing Liability

The Company entered into a revenue-based financing arrangement through a crowdfunding platform. Under this arrangement, the Company raised gross proceeds of approximately $311,102, with net proceeds of approximately $291,519 after platform fees of approximately $19,583. The financing is structured as a revenue share loan whereby the Company is obligated to remit 5% of its quarterly revenues until investors have received 1.75x of their original investment. The arrangement does not bear a stated interest rate; instead, the total repayment amount is fixed based on the contractual payback multiple. Payments are contingent on the generation of revenue and are recorded as reductions of the outstanding obligation. The Company will continue making payments until the repayment cap is reached, at which point the obligation is extinguished. The revenue share liability was $279,428 as of December 31st, 2025.

Estimated Debt Principal Maturities 5 Years Subsequent to 2025

Year	Amount
2026	40,635
2027	38,635
2028	33,253
2029	22,635

2030	22,635
Thereafter	166,254

Debt Summary

				For the Year Ended December 2025			
Debt Instrument Name	**Principal Amount**	**Interest Rate**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**	**Accrued Interest**
Notes Payable 1	29,900	19%	2028	7,500	7,250	14,750	-
Notes Payable 2	50,000	7.75%	2028	10,500	19,367	29,867	-
Revenue Sharing Payable	291,519	None	None	22,635	256,794	279,428	-
Total				**40,635**	**283,411**	**324,046**	-

NOTE 6 – EQUITY

The Company is a limited liability company with one class of unit wholly owned by one member. 100,000 Common Units were authorized and issued as of December 31st, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through April 20, 2026, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses, incurred negative cash flows from operations, and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.